Room 4561

August 17, 2007

Mr. Edward C. Levine
c/o PrimeCare Systems, Inc.
56 Harrison Street, Suite, No. 501
New Rochelle, New York 10801

Re: PrimeCare Systems, Inc.
    Amendment No. 6 to Registration Statement on Form SB-2
    Filed August 3, 2007
    File No. 333-137702

Dear Mr. Levine:

        We have reviewed your amended filing and response letter and have the following comments.

Amendment No. 6 to Registration Statement on Form SB-2

General

1.   Update the financial statements and related disclosures pursuant to Item 310 (g) of Regulation S-B or tell us how you meet the exemption as provided for in Item 310 (g) (2).

2.   Please advise whether there are any state law issues associated with having the record date more than 18 months from the distribution.

Executive Compensation, page 29

3.   Please note that the Commission revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Note 4 – Software License Agreement and Deferred Income

4.   We are considering your response to comment number 13 of our letter dated May 1, 2007 and have the following additional comments:

- As previously requested, tell us the amount of costs incurred in each reporting period for the development of the special software that would enable the conversion of Version 9 into Spanish.
- In your response you state that the development of the software "was commenced months before" entering into the distribution agreement with Telemédica. Clarify whether you are referring to the development of Version 9 or the development of the special software that would enable the conversion of Version 9 into Spanish. State the date on which development of both Version 9 and the special software began.
- With regard to the special software that was developed to enable the conversion of Version 9 into Spanish, tell us the date on which technological feasibility was established. Your response should address technological feasibility as defined in paragraph 4 of SFAS 86.
- Explain why the costs of developing the special software were not capitalized pursuant to SFAS 86. If the special software is not a stand-alone product, tell us how you determined that the special software was not an enhancement to Version 9 that would require capitalization subsequent to the establishment of technological feasibility. Refer to Question 23 of FASB Staff Implementation Guidance on Applying Statement 86.
- Although you have entered into an agreement entitled "Software License Agreement" with Telemédica, your responses suggest that the substance of the $60,000 payment by Telemédica was to compensate you for the development of the special software that would enable Telemédica to convert Version 9 to Spanish and Portuguese. Tell us how you considered the provisions of SFAS 68 in determining how to account for this arrangement.

5.   Your statement that 'there is no post-contract customer support (PCS)" is not consistent with your response to prior comment number 31 in our letter dated February 7, 2007 where you indicated that "updates, or changes in the medical content, are necessary to keep the system current and prevent it from being obsolete." In addition, the Software License Agreement filed as Exhibit 10.1 obligates you to provide, without additional charge during the ten year term of the arrangement, updates to the software to the licensee (Telemédica). Tell us how you determined that these updates are not unspecified product upgrades/enhancements, that is, PCS, as described in paragraph 36 of SOP 97-2.

Note 7 – Warrants

6.   We reissue our previous comment and request that you identify the <u>authoritative accounting or valuation literature</u> that supports both your calculation of fair value and your selection of the measurement date.

7.   We note from your response that the management of OCGT was involved in attempting to develop business segments unrelated to PrimeCare. Describe the success of these attempts and whether any other business segments were ever developed prior to the date of the transaction. That is, explain in sufficient detail why you believe that the market price prior to the transactions incorporates the values attributable to the development of those business segments and your entry into the uranium deposit business. This analysis should clearly indicate the level of information available for the market place to reflect such activity in the market price of your stock. Identify the type of information published by the company and the timing of those releases that supports your view that the market place has sufficient information to attribute value to the stock. The company should substantiate that the market price prior to the transactions reflects more than the value attributable to PrimeCare.

8.   We also note from your response that you believe the value of OCGT after the transaction reflected the value of OCGT excluding PrimeCare. The last paragraph on page 4 of your registration statement states that prior to the closing of the transaction all of the assets and liabilities of OCGT were transferred to PrimeCare. In addition, PrimeCare received additional cash at the closing of the transaction. Considering this information, clarify how you determined that the value of PrimeCare shares were significantly different from the value of OCGT shares prior to the transaction. Explain why you believe it is appropriate to compare the value of OCGT, a software company, before and after the transaction when, as a result of the transaction, OCGT became an entity focused on acquiring uranium deposits.

*   *   *   *

You may contact Jason Niethamer at (202) 551- 3855 or Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me regarding other matters at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
   Wynne B. Stern, Jr. Esq.
   56 Harrison Street, Suite No. 501
   New Rochelle, New York 10801
   Telephone: (914) 320-9764
   Facsimile: (561) 451-1850